A2Z Cust2Mate

A2Z Cust2Mate Solutions Corp.

Investors Meeting

December 16th, 2025


WELCOME TO THE
SMART-CART
REVOLUTION

Nasdaq: AZ

www.cust2mate.com

Forward Looking Statement & Risk Factors

All content, including text, graphics, images, and information, contained in or available through this presentation is for general information purposes only. Opinions and estimates offered constitute our judgment and are subject to change without notice, as are statements of financial market trends, which are based on current market conditions. We believe the information provided here is reliable, but we do not warrant its accuracy or completeness. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. The views and strategies described herein may not be suitable for all investors. This material has been prepared for informational purposes only, and it is not intended to provide, and should not be relied on for, accounting, legal, tax advice, or investment matters. Readers are advised and encouraged to consult their own professional advisers for confirmation of the facts and to seek contrary opinions.

A2Z Cust2Mate Solutions Corp. ("A2Z" or the "Company") cautions that certain statements in this presentation are forward-looking statements. All statements, other than statements of historical facts, contained in this presentation, including statements regarding the Company's future results of operations or financial condition, prospects, business strategy and plans, and objectives of management for future operations, the success of sales and marketing efforts, the extent of market acceptance for the Company's products and services, the Company's ability to develop and bring to market new or enhanced products, the Company's international ventures, and regulatory environment and continuing uncertainty in the global economic environment, are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "estimate," "continue," "projection", "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially," or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors. The forward-looking statements contained in this presentation speak only as of the date the statements are made and are based on information available to the company at that time and/or management's good faith. A2Z assume no obligation to update forward-looking statements to reflect actual performance or results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. Accordingly, investors should not put undue reliance on any forward-looking statements.

Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, those indicated in our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our annual report for the year ended December 31, 2024, and as supplemented by subsequent reports on Form 6-K, and including, but not limited to the following:

- Market Volatility: The value of investments in A2Z may fluctuate due to market conditions, including economic downturns, industry trends, and geopolitical events. Investors should be prepared for potential volatility in the stock price and the possibility of losses.
- Competitive Landscape: A2Z operates in a highly competitive market with numerous players offering similar products and services. Intense competition may impact the company's market share, pricing power, and profitability. Failure to effectively differentiate itself or respond to competitive pressures could negatively affect A2Z's financial performance.
- Technology and Innovation: A2Z's success relies on its ability to develop and maintain innovative technologies, products, and services. Rapid technological advancements, changing consumer preferences, or failure to adapt to emerging trends may render A2Z's offerings less attractive or obsolete, potentially impacting its competitive position and financial results.
- Regulatory and Legal Compliance: A2Z operates in a regulated environment and must comply with various laws, regulations, and industry standards. Non-compliance with these requirements, including data protection, privacy, and intellectual property laws, could lead to legal actions, fines, reputational damage, or disruption of business operations.
- Dependence on Key Customers: A2Z's revenue may be concentrated among a few key customers, making the company vulnerable to the loss of any significant customer relationship. Changes in customer preferences, business decisions, or financial instability of key customers could adversely impact A2Z's financial performance.
- Supply Chain and Manufacturing Risks: A2Z relies on third-party suppliers for components and manufacturing processes. Disruptions in the supply chain, such as delays, quality issues, or inability to secure necessary materials, could impact product availability, delivery schedules, and customer satisfaction.
- Intellectual Property Protection: A2Z's success depends on its ability to protect its intellectual property rights, including patents, trademarks, and trade secrets. Unauthorized use or infringement by competitors could harm A2Z's market position and competitiveness.

Forward Looking Statement & Risk Factors

- Financial Performance and Capital Requirements: A2Z's financial performance may fluctuate due to various factors, including changes in market demand, pricing pressures, operating costs, and macroeconomic conditions. Additionally, the company may require additional capital to fund research and development, expansion plans, or other strategic initiatives, which could dilute existing shareholders' interests.
- Cybersecurity and Data Privacy: A2Z collects and processes sensitive customer data, making it susceptible to cyber threats, data breaches, or unauthorized access. Failure to adequately protect customer information or comply with data protection regulations could result in financial losses, reputational damage, or legal liabilities.
- Macroeconomic Factors: A2Z's financial performance may be influenced by macroeconomic factors, such as inflation, interest rates, currency exchange rates, and global economic conditions. Economic downturns or adverse economic events could impact consumer spending, business investments, and demand for A2Z's products and services.

The Company files annual and other reports with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov.

Any discussion or forecast contained in this presentation regarding past or proposed outcomes is solely for illustrative purposes and should not be relied upon as a guarantee or indication of future outcomes, industry trends, financial performance, development, executional or growth performance. The actual results and trends may vary and are subject to a variety of factors, including market conditions, competition, regulatory changes, and other unforeseen circumstances. The forward-looking statements contained in this presentation are based on management's good faith and assumptions made at the time of the statement, and A2Z and Cust2Mate assume no obligation to update or revise any forward-looking statements, except as required by applicable securities laws. Investors are cautioned not to rely excessively on any forward-looking statements and should consult their own professional advisers for advice on the specific facts and circumstances of their investment decisions.

Gadi Graus

CEO

- Solution Intro
- Vision & strategy
- The opportunity
- Business model
- Momentum
- Scaling



WELCOME TO THE SMART-CART REVOLUTION


See our Smart Carts In Action
WELCOME TO THE
SMART-CART
REVOLUTION

We Bring Many Benefits To Retailers

Increase revenue and profit

Engage shoppers on a personalized level

Improve customer satisfaction & loyalty

Influence shopper's decision at the point-of-purchase

Enhance in-store operational efficiency,

Redeploy labor

Mitigate shrinkage

Bring the online experience to the physical store

Deliver unique data insights

Drive new business models



Smart Cart Platform

- All-in-One platform
- Best-of-breed technologies
- Modular smart kit design
- Retrofitting existing fleets of carts
- A detachable smart panel
- Smart docking stations
- Large 13.3” touchscreen, friendly UI
- Digital real-estate for media & content
- On-cart payment
- Multiple layers of security
- AI-based system
- 360 management system
- Retail Media campaign management system
- Open platform simple integrations


WELCOME TO THE
SMART-CART
REVOLUTION

A Rich Set of Shoppers Features

- Multiple login options
- Real-time running totals
- Smart dynamic shopping lists
- Product search & locate
- Loyalty club integration
- Personalized offers, promotions and ads
- Rich product info
- Get-in-line/Queue management
- Coupons
- Multiple payment methods


WELCOME TO THE
SMART-CART
REVOLUTION

Vision and Strategy

A2Z Cust2Mate Vision and Strategy

We provide the digital infrastructure powering the in-store shopping experience

Engineered for Mass Deployment

Smart Cart platform and a business model designed to scale fast.

Designed for Multi-Layered Revenue

A smart cart that generates media and data-level multiples. A true revenue-producing asset.

Built for Financial Strength

High growth markets, strong value proposition, strong fundamentals and capital efficiency.

A2Z Cust2Mate redefines retail - making physical stores the most engaging, connected, media and data-driven channel.

Strategic Focus: Three Synergistic Growth Engines

Smart Cart Platform
Transforming Every Store into
a Connected Store

Retail Media Platform
Monetizing the Shopper Journey

Data & Insights Platform
Turning In-Store Behavior into Business Intelligence

A flywheel of: shopper engagement → adoption → broader deployments → more engagements → more opportunities for advertising → more data → increased monetization

11

Market Opportunity: Large, Fast-Growing Global Markets

$10B+ (CAGR ~27%)
Smart Cart Platform
Global Smart Shopping Carts Market 2030

~60M shopping carts worldwide

$175B (CAGR of ~10%)
Retail Media Platform
Global Retail Media Advertising Spend 2025

$100B+ Additional profits expected from data/retail media monetization in 2030

$20.3B (CAGR of ~19%)
Data & Insights Platform
Global Retail Data Monetization Platform Market 2033

Sources: Global Smart Shopping Cart Market. June 2024, 360i Research. | Global Retail Media Market 2025 = $170B (CAGR ~10%) World Advertising Research Center (WARC) and GroupM, Retail Media Ad Spending Forecast 2024 | Global Data and Retail Media Monetization = $100B+ McKinsey | The global Retail Data Monetization Platform market was valued at USD 4.8 billion and is projected to grow at a CAGR of 19.2% between 2025 and 2033, reaching an estimated USD 20.3 billion by 2033. by Growth Market Reports

Business Models with High Recurring Revenue

Smart Cart Platform
Subscription / Cart-as-a-Service

Retail Media Platform
Revenue Share / Sales of Media Inventory

Data & Insights Platform
Data-as-a-Service

Multi-year agreements create recurring revenues with high predictability and visibility

Smart Cart Platform
Subscription / Cart-as-a-Service

Business Model
Selling hardware, software and services to retail chains.

Revenue Model
Minimal upfront fee + recurring monthly subscription; Multi-year agreements.

Highlights

Subscription model
A minimal upfront + a monthly fee, per-cart.

Covers all:
Subscription covers hardware, software, updates, deployment and full support.

Recurring Revenue
Multi-year subscription ensures recurring revenue.

Professional Services add-ons
planning, supervision, optimization, software customization

Retail Media Platform
Revenue Share / Sales of Media Inventory

Business Model

- Retail Media Enablement – selling retail media activation capability to retail chains.
- Retail Media Network - selling media inventory on our Smart Carts to 3rd party advertisers.

Revenue Model

- Revenue Share from advertising/media income
- Recurring revenue from sales of media inventory

Highlights

Revenue Share with Retailers
a share of advertising income generated by the smart carts.

Retail Media Network
Revenue from advertisers/ brands via CPM, CPC, and commission-per-sale.

Long-Term Agreements
Multi-year contracts with guaranteed minimums and recurring income.

Add-Ons
Sponsored content, PL promotions, and 3rd party marketplace integrations

Retail Media Platform

Turning Every Cart Into a Connected Ad Channel

Real-Time Personalization

Ads, offers, and branded content adapt dynamically to shopper behavior, history, cart contents, and in-store location.

Closed-Loop Attribution

Every impression, interaction, and purchase is tracked – providing full visibility from exposure to conversion.

Omnichannel Integration

Links in-store media with digital campaigns, loyalty programs, and e-commerce initiatives.


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Bringing the multi billion $ Retail Media opportunity into the physical store

See our Retail Media in Action

Data & Insights Platform
Data-as-a-Service

Business Model

Selling data, analytics and insights to retailers, CPGs, data houses, research companies, and more.

Revenue Model

Subscription and project-based access to anonymized, aggregated analytics and insights.

Highlights

AI & BI Subscriptions
Retailers and CPGs pay for access to dashboards, analytics, and insights.

Custom Analytics Projects
Tailored reports for specific planning and optimization needs.

Third-Party Partnerships
Data-driven collaborations with agencies, brands, and market researchers.

Data and Insights Monetization
Turning Every Engagement on the Cart Into Valuable Insights

Retailers

Understand key points in the shopper journey and decision making

CPGs

See when their product was considered but lost to a competitor

Other 3rd Parties

Build predictive models of shopper intent



Strong Momentum (as of December 16, 2025)

Total number of Smart Carts ordered
11,000

1,500
Smart Carts already deployed

Preparing for
8 Global Retailers Deployments
In 2026,

Preparing for deployment of
> 30,000 Smart Carts

Retail Media deals with leading brands **
LEGO, Toys R Us

Total Order Value
>$110M

Contracts term
36-60 months

Up to
250
Smart Carts per store

Rights to Monetize
all retail media, data & digital 3rd-party services *

Monetizable inventory of
~25,000
impressions per month per cart*

* A2Z Cust2Mate Solutions (AZ) Secures Rights to Monetize Smart Cart Retail Media and Data
** A2Z Cust2Mate Signs Toys "R" Us and The Red Pirate in Landmark Retail Media Deals

Financially and Business Sound

Latest financing rounds

Raised
$75 million*

in January 2025
via an underwritten public offering
and a concurrent registered
direct offering at $6.40/share.

in September 2025
an oversubscribed equity
financing round at $8.00/share,
including institutional investors.

Cash, cash equivalents, deposits and short-term investments

> $70 million

(as of September 30, 2025)

* in gross proceeds, before deducting discounts, commissions and other offering related expenses

Additional financial information can be found in the latest A2Z Cust2Mate quarterly and annual reports.

Built to Deploy and Scale Globally

Building upon a successful 2025, 2026 is set to become the year we scale every part of the organization: product, sales, production and deployment

Solution

Our technology, infrastructure, and organization are built **to enable large-scale deployments** while **unlocking long-term**, high-margin **growth**.

Manufacturing

Dedicated high-capacity manufacturing at turnkey contract manufacturers facilities **ready to produce tens of thousands of carts per month.**

Sales

Global team and network of partners are in place, gearing up to drive a pipeline of 8 customers in 2026 and **creating demand for tens of thousands of carts** in 2027.

Deployment

We've built the operational engine to reliably **turn signed customers into scaled deployments,** with local partners — region by region, retailer by retailer.

An experienced management team driving global scale-up through a well-structured, international organization with deep retail and technology expertise

Elkana Porag

Deputy CEO and CTO

Solution and Manufacturing


WELCOME TO THE
SMART-CART
REVOLUTION

Platform Built for Global Scale

Platform architected to support:
Large-scale, multi-region deployments

Modular architecture design built around an established engineering discipline

Built to support long-term growth without platform re-architecture

Secure-by-design, compliant with global retail and data standards

A scalable, secure platform designed for Mass Deployment

Organization Built for Deployment at Scale

Structured to support simultaneous multi-retailer multi region deployments

Ongoing support for:
Deployments, rollouts, upgrades, and performance optimization

Optimized agile methodology to align Hardware–Software–AI development

Deliver custom features and configurations without slowing scale

Integration expertise, ready for retailer systems : POS, loyalty, payments, media

An organization designed to support mass rollouts

Manufacturing Capability & Infrastructure at Global Scale

Production with Tier-1 Contract Manufacturers, led by In-house engineering

A standardized, production model that scales quickly across regions

Dedicated production lines for A2Z Cust2Mate

Built and ready to ship globally at scale

Design for mass manufacturing and assembly

Highly experienced team:
Engineering, Manufacturing, Hardware, Supply Chain, NPI, V&V, Purchasing

Built to meet demand with large-scale, reliable monthly production of tens of thousands of carts


See our production plant
A2Z
Welcome to A2Z's factory in China

Robust and Resilient Supply Chain Strategy

Built to ensure continuity and support rapid scaling

- Network of Tier-1 suppliers across Asia, EMEA, and US
- No reliance on single suppliers
- Lead-time optimization
- Centralized supply chain planning
- Supplier quality management

Fraser Neil

Chief Sales Officer


WELCOME TO THE
SMART-CART
REVOLUTION

A Sales Organization Ready to Materialize the Opportunity

A large market entering the execution phase, with relationships converting into real programs

Senior, experienced global sales leadership with deep retail relationships

- CSO, Head of Sales Americas, Head of Sales Europe, and Head of Partnerships and ROW.
- Team will build out further throughout 2026

Partner-led go-to-market model enabling fast geographic expansion without linear headcount growth

Structured sales process supported: Qualification → early-stage deployment → expansion → mass rollout

Partners integrated across the sales cycle

Predictable expansion path post early-phase deployment : store clusters, then regional and national scaling.

Tight alignment between sales, operations, and manufacturing to ensure execution readiness

Sales infrastructure, systems and governance in place to support predictable, repeatable growth

Elkana Porag

Deputy CEO and CTO

Deployment readiness


WELCOME TO THE
SMART-CART
REVOLUTION

Operational Readiness for Scale

Operations ready to support immediate and accelerating demand

Prepared to support multi customer deployments simultaneously in the near term

Deployment, service, and supply planning aligned directly with the active sales pipeline

Operational capacity designed to scale as rollouts expand

Clear execution readiness across hardware, logistics, partners, and customer success

Development of local operational hubs to support regional scale and responsiveness

A Global Deployment Model That Scales

A standardized global deployment playbook refined through real-world rollouts

Close operational collaboration with regional and global partners

Supported by field representatives and proprietary tools ensuring quality, consistency, and accountability

HQ-led initial deployments followed by partner-led scaling

Structured customer success model: onboarding → deployment → adoption → expansion

Gadi Graus

CEO

Summary



WELCOME TO THE
SMART-CART
REVOLUTION

A2Z Cust2Mate – **Built to Win at Scale**

Compelling Vision & Platform

- A proven high value smart cart platform
- Market leadership and competitive edge
- Three scalable, recurring growth engines: Subscriptions, Retail Media, Data & Insights

A Large Market Materializing Now

- Massive global markets
- Retailers under pressure to evolve
- 2026 marks the inflection point
- POs validate and serve as global reference

We are Built to Deliver the Opportunity

- Signed contracts >$110M + expanding global pipeline
- Scalable manufacturing & deployment
- A strong, experienced global team
- Financial strength and organizational readiness

Our vision is clear, the market is ready, and the company is built to execute - Cust2Mate is positioned to scale into a category-defining platform

Cust²Mate A2Z

Fewer queues. Bigger baskets. Richer data. Connected channels. Happier shoppers.

Nasdaq: AZ

www.cust2mate.com

THANK YOU

MEDIA/PRESS CONTACT

A2Z Mediaroom
pr@a2zas.com

INVESTOR RELATIONS

John Gildea
VP of Corporate Communications
John@a2zas.com



WELCOME TO THE SMART-CART REVOLUTION

Q&A


WELCOME TO THE
SMART-CART
REVOLUTION